

August 19, 2011

Via E-mail
Timothy W. Hefferon, Esq.
Vice President, General Counsel and Secretary
Cooper-Standard Holdings Inc.
39550 Orchard Hill Place Drive
Novi, MI 48375

>   **Re:** **Cooper-Standard Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed August 17, 2011**
>   **File No. 333-175637**

Dear Mr. Hefferon:

We have reviewed your responses to the comments in our letter dated August 2, 2011 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Selling Security Holders, page 15

1. We note your response to our prior comment one and reissue in part. In footnotes 6 and 12, please revise to identify the individual or individuals who have voting or investment power with respect to the shares held by the legal entities identified in your selling security holders table. Refer to Regulation S-K Compliance & Disclosure Interpretations 140.02 and 240.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Larry A. Barden, Esq.
       Sidley Austin LLP